		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

July 10, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20459

Attention:	Kate Maher
Russell Mancuso
Tara Harkins
Jay Webb

Re:	Penumbra, Inc.
Draft Registration Statement on Form S-1 (CIK No. 0001321732)
Submitted June 9, 2015

Ladies and Gentlemen:

We are submitting this letter on behalf of Penumbra, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2015 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted June 9, 2015 (the “Draft Registration Statement”). The Company is concurrently submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments.

For ease of review, we have set forth below in italics each of the comments numbered 1 through 26, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement.

2	July 10, 2015

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Prospectus Summary, page 1

1. Please provide us objective support for your statements regarding “one of the largest independent companies focused on the neuro market” and “significantly lower overall cost.” Ensure that your response is consistent with your disclosure on page 12 regarding competitors offering greater discounts and other incentives.

RESPONSE: While the Company believes, based on its deep knowledge of the market, that it is “one of the largest independent companies focused on the neuro market,” it has chosen to delete this statement from the prospectus rather than attempt to provide third-party support for it. With respect to the Company’s statement that it designs its products to provide specialist physicians with a means to perform procedures “…generally at a lower overall cost to the healthcare system relative to procedures using other products,” the Company notes that the results of several independent and sponsored studies support this statement with respect to its products. Specifically:

•	In the Turk, Turner, et al. study, the authors found that the use of the ADAPT technique “significantly lowered our procedure costs, hospitalization costs, and [length of stay].” This study further noted that “[a]ll of these factors have lowered the overall cost of care for the average stroke patient to $33,610.” The ADAPT technique referred to in the study utilized the Penumbra System 5MAX and Penumbra System ACE products as the primary method of revascularization with the use of other devices only if aspiration was unsuccessful. The study also notes that its stent retriever with local aspiration device group had a mean cost of $54,663.59 and that the total procedure cost of the Penumbra System was $51,599.16.

•	In the Milburn et al. study, the author notes that “[t]he results imply significant coil cost savings using the Penumbra coil compared with the Orbit/Galaxy coils.” This study predicts a 67% cost savings using the Penumbra coil.

•	According to a study by Mascitelli, Patel, et al., “[t]he initial experience with the [Penumbra Coil 400] system has been positive, specifically regarding safety, efficacy, improved packing density and cost effectiveness.” This study also notes that “[i]n the present study we show that aneurysm embolization with PC400 coils results in the use of fewer coils and decreased procedure time while providing greater coil volume and packing density.”

•	The interim results of the PRISM study of the Company’s Indigo System “show cost savings of between 36% and 77% when compared to treatment alternatives for thrombi and emboli occluding small to medium sized vessels in the periphery.”

The Company is supplementally providing the full text of each of the supporting studies under separate cover. The Company advises the Staff that while competitors may offer particular products at lower prices as described in the Risk Factors, the Company offers hospitals products that help to achieve lower overall costs because use of the Company’s products often results in a lower total procedure cost than could be achieved using competing products.

3	July 10, 2015

2. We note your use of highly technical terms such as “ischemic,” “hemorrhagic,” “thrombectomy,” and “embolization.” Please replace highly technical terms currently in the forepart of your document with concrete, everyday terms that are understandable to investors who may not be experts in your industry.

RESPONSE: The Company has revised its dislcosure on page 1 of the Revised Draft Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 5

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that it has not provided or presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors to date. However, the Company will provide copies of any such communications to the Staff if and when it does so in accordance with the Staff’s comment.

Risk Factors, page 10

4. Please provide the name of the distributor that accounted for 11.7% of your revenue in 2014 as mentioned on page 19.

RESPONSE: The Company has revised its disclosure on page 19 of the Revised Draft Registration Statement in response to the Staff’s comment.

It is difficult to forecast future performance, page 31

5. In an appropriate section of your prospectus, please describe the seasonal variations that you mention in the first bullet point of this risk factor. Include disclosure of when the cited major conferences occur.

RESPONSE: The Company advises the Staff that it has modified the disclosure on page 31 of the Revised Draft Registration Statement to remove the word “seasonal” as some of the factors described in that bullet are not seasonal in nature, but instead actually occur at irregular intervals. In particular, the timing of major conferences occurs irregularly during the year and from year to year. The Company further advises the Staff that it will add disclosure in a subsequent confidential submission or filing of the Draft Registration Statement to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Draft Registration Statement regarding future irregular occurrences and other variable factors that could affect its quarterly results, when it also adds a table of quarterly financial results.

A significant portion of our outstanding shares of common stock, page 34

6. If the lock-up agreement that you mention here can be waived, please revise to clarify the effect of the potential waiver.

4	July 10, 2015

RESPONSE: The Company has revised its disclosure on page 34 of the Revised Draft Registration Statement in response to the Staff’s comments.

Use of Proceeds, page 40

7. Please disclose the approximate amount of proceeds that you currently intend to use for each purpose mentioned in this section. You may reserve the right to change the use of proceeds as described in Instruction 7 to Regulation S-K Item 504. In this regard, please tell us the source and amount of funds to be used for the activities that you mention in the last sentence beginning on page 20. If you have no current specific plan for the proceeds, or a significant portion of the proceeds, please say so directly and discuss the principal reasons for this offering.

RESPONSE: The Company has revised its disclosure on pages 6 and 40 of the Revised Draft Registration Statement in response to the Staff’s comment.

Results of Operations, page 49

8. We note your general explanations on pages 50 through 52 of why your revenues fluctuated from the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 and from fiscal 2014 as compared to fiscal 2013. Please revise Management’s Discussion and Analysis to explain and quantify, where possible, if the changes in your revenues during the periods presented were due to changes in prices, volumes or a combination of both items. Please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350. Also quantify the impact of the introduction of new products during each of the periods presented.

RESPONSE: The Company has revised its disclosure on pages 50 through 52 of the Revised Draft Registration Statement in response to the Staff’s comment. In particular, the Company notes that overall prices of the Company’s products were substantially flat during the periods presented and that the revenue increases were largely driven by sales volume increases as a result of increased adoption rates likely influenced by positive study results and market share gains by the Company. The Company has also identified particular product introductions that influenced revenue growth during the periods presented when and where relevant.

9. Please clarify when the “several recently published trial results” that you mention on pages 50 and 52 were published. Also, tell us whether the studies were affiliated with you; include in your response the nature of any such affiliation.

RESPONSE: The Company has revised its disclosure on pages 50 and 52 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company advises the Staff that these studies (MR CLEAN, ESCAPE and EXTEND-IA) were not affiliated with the Company. Please refer to the chart provided in response to Comment No. 12 below for a list of relationships between the Company and the studies cited in the prospectus.

10. Please tell us whether all of the products that you identify on page 71 as offered for sale have experienced the same sales trends during the periods presented. For example, we note your disclosure on page 72 that the Benchmark product includes “additional improvements.” It is unclear whether your previous intracranial access products maintained their historic sales level after you began offering a product with improvements.

5	July 10, 2015

RESPONSE: The Company advises the Staff that, historically, when the Company has introduced the next generation of a product or a new product designed to replace a current product, sales of the earlier generation product or the product replaced declined. The Company has revised its disclosure on page 47 of the Revised Draft Registration Statement to reflect the foregoing. The Company supplementally advises the Staff that, in the case of the products identified in the table on page 71, only Benchmark was designed as a potential replacement for another product, Neuron. Since Benchmark’s introduction, sales of Neuron have been relatively flat.

Contractual Obligations and Commitments, page 55

11. Please tell us the authority on which you rely to exclude the contracts mentioned in the last sentence of footnote (3). Also tell us the dollar amount that you have excluded.

RESPONSE: The Company has revised footnote 3 on page 55 of the Revised Draft Registration Statement to better clarify that the Company has only excluded from the contractual obligations table agreements that do not require it to make a purchase of goods or services in any particular amount or at all in the future. The Company submits that if it is not legally obligated or committed to make a particular purchase, it is not required to be included in the table. The Company, like many businesses, orders products from time to time under current purchase orders, but since these purchase orders arise and are fulfilled quickly and fluidly, they change from week to week.

Business, page 63

12. Please tell us whether you commissioned any of the market or industry data cited here and elsewhere in your prospectus. Also, please tell us whether you commissioned any of the clinical or other studies cited in your prospectus; address in your response all relationships between you and the studies you cite.

RESPONSE: The Company advises the Staff that it did not commission any of the market or industry data cited in the Revised Draft Registration Statement.

The following table summarizes the studies cited in the Revised Draft Registration Statement and the Company’s relationship, if any, with such studies. The Company has also revised its disclosure on pages i and 74 of the Revised Draft Registration Statement to note the relationships discussed below.

6	July 10, 2015

Study and Citation (listed in order of reference in Revised Draft Registration Statement)	Relationship
MR CLEAN [Berkhemer, et al. (2015) A Randomized Trial of Intraarterial Treatment for Acute Ischemic Stroke. N Engl J Med DOI: 10.1056/NEJMoa1411587][1]

As disclosed in the published results, MR CLEAN was supported by the Dutch Heart Foundation. In addition, the Company, and several other medical device companies including AngioCare, Covidien/ev3, and Medac/Lamepro, provided unrestricted grants. Specifically, the Company provided a grant of approximately $30,000 and had no control over the study or data. The MR CLEAN study was primarily funded by the Dutch Heart Foundation. As noted in the published results, the Company also provided unrelated grant support to one of the study’s many authors, Dr. Albert Yoo.

ESCAPE [Goyal, et al. (2015) Randomized Assessment of Rapid Endovascular Treatment of Ischemic Stroke. N Engl J Med DOI: 10.1056/NEJMoa1414905]

The Company provided no funding and had no control over this study.

As noted in the supplementary materials to the published article, several of the authors provided services or consulting to the Company on matters unrelated to the study.

SWIFT PRIME [Saver, et al. (2015) Stent-Retriever Thrombectomy after Intravenous t-PA vs t-PA Alone in Stroke. N Engl J Med DOI: 10.1056/NEJMoa1415061]

The Company provided no funding and had no control over this study.

As noted in the supplementary materials to the published article, several of the authors provided services or consulting to the Company on matters unrelated to the study.

EXTEND-IA [Campbell, et al. (2015) Endovascular Therapy for Ischemic Stroke with Perfusion-Imaging Selection. N Engl J Med DOI: 10.1056/NEJMoa1414792]	None.
REVASCAT [Jovin, et al. (2015) Thrombectomy within 8 Hours after Symptom Onset in Ischemic Stroke. N Engl J Med DOI: 10.1056/NEJMoa1503780]

The Company provided no funding and had no control over this study.

As noted in the supplementary materials to the published article, one of the authors provided services or consulting to the Company on matters unrelated to the study.

THRACE [Randomized Trial and Cost Effectiveness Evaluation on Thrombectomy in Acute Ischemic Stroke; final results not yet published]	None.

[1]	MR CLEAN was formally published in the New England Journal of Medicine in December 2014 and updated on January 1, 2015. However, the MR CLEAN results were presented at the World Stroke Conference in October 2014.

7	July 10, 2015

THERAPY [The Randomized, Concurrent Trial to Assess the Penumbra System’s Safety and Effectiveness in the Treatment of Acute Stroke; final results not yet published]	Sponsored, funded and controlled by the Company.

ISAT [Molyneux, et al. (2002) International Subarachnoid Aneurysm Trial of neurosurgical clipping versus endovascular coiling in 2143 patients with ruptured intracranial aneurysms: a randomised trial. Lancet 2002 Oct 26;360(9342):1267-74]	None.

The Penumbra Pivotal Stroke Trial [Safety and Effectiveness of a New Generation of Mechanical Devices for Clot Removal in Intracranial Large Vessel Occlusive Disease. Stroke (2009). DOI: 10.1161/STROKEAHA.108.544957]

Sponsored, funded and controlled by the Company and used to obtain regulatory clearance for the original generation of the Penumbra System.

Kass-Hout T, et al. (2014) Clinical, angiographic and radiographic outcome differences among mechanical thrombectomy devices: initial experience of a large-volume center. J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2013-011037

The Company provided no funding and had no control over this study.

As noted in the published article, several of the authors provided services or consulting to the Company on matters unrelated to the study.

Humphries W, et al. (2014) Distal aspiration with retrievable stent assisted thrombectomy for the treatment of ischemic stroke. J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2013-010986

The Company provided no funding and had no control over this study.

As noted in the published article, several of the authors provided services or consulting to the Company on matters unrelated to the study.

8	July 10, 2015

ADAPT FAST [Turk AS, Frei D, Fiorella D, et al. (2014) ADAPT FAST study: a direct aspiration first pass technique for stroke thrombectomy. J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2014-011125]

The Company provided no funding and had no control over this study.

As noted in the published results, several of the authors have received grants or support from the Company on matters unrelated to the study.

Mascitelli, Patel, et al. (2014) Analysis of early angiographic outcome using unique large diameter coils in comparison with standard coils in the embolization of cerebral aneurysms: a retrospective review. J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2013-011008	The Company provided no funding and had no control over the study. As noted in the published results, Dr. Patel has provided some consulting services to the Company on matters unrelated to the study.

Milburn, et al. (2012) Initial experience using the Penumbra coil 400: comparison of aneurysm packing, cost effectiveness, and coil efficiency. J NeuroIntervent Surg. DOI:10.1136/neurintsurg-2012-010587

The Company provided no funding and had no control over the study.

As noted in the published results, Dr. Milburn has provided some consulting services to the Company on matters unrelated to the study.

PRISM [Revascularization of Acute Ischemia and Thromboembolic Complications in Below the Knee and Visceral Arterial Circulation using Penumbra/Indigo Thrombectomy System; final results not yet published]	Sponsored, funded and controlled by the Company.

Our Products, page 71

13. Please tell us (1) whether all of the study results that you disclose in your prospectus are statistically significant, and (2) whether you are aware of any studies that reveal any negative results or limitations of your products. Also tell us whether competitive products offer results that are similar to or better than the study results that you disclose for your products.

9	July 10, 2015

RESPONSE: The Company advises the Staff that, given the number of products that the Company sells and the number of competitive products in the neuro and peripheral markets, there are over a hundred different studies that relate to one or more of these products or to the treatment of relevant conditions. These studies vary widely across a number of criteria, including study design (ranging from single-center, retrospective trials to randomized and controlled multi-center, prospective trials), patient selection, enrollment, products involved, and study goals. In addition, these studies range across a wide timespan, some covering early generations of products and others focused on more current ones. Since all of these studies, as well as the subset of studies cited in the Revised Draft Registration Statement were designed and conducted independently of each other, they cannot be compared to each other to determine “statistical significance.”

In light of the range of studies in this area, the Company cited certain studies in the Revised Draft Registration Statement in order to demonstrate specific representative points, as further described below. The Company has also modified the Revised Draft Registration Statement where appropriate to clarify the use of the studies to make those specific points.

First, regarding the references to the MR CLEAN, ESCAPE, SWIFT PRIME, EXTEND-IA, REVASCAT, THRACE and THERAPY trials (see chart in Response 12 above for complete titles and citations) on page 65, these were provided as a complete list of the recent studies that have supported endovascular treatment (as compared to no interventional treatment) for ischemic stroke. These studies include a range of different products for endovascular treatment of stroke.

Second, the ISAT trial is referenced on pages 66 through 67 to demonstrate the treatment paradigm shift for cerebral aneurysms from clipping to coiling. This study was completed in 2002, before the Company was founded and therefore only included products from other coil manufacturers.

Third, the Penumbra Pivotal study is referenced on page 74 of the Revised Draft Registration Statement as part of the Company’s product development history for ischemic stroke treatment. This was the regulatory study sponsored and used by the Company to obtain FDA clearance for the original generation of ischemic stroke products.

Fourth, the three studies (Kass-Hout, Humphries and ADAPT FAST) cited in connection with the chart on page 76 of the Revised Draft Registration Statement were intended as representative examples to demonstrate the continuing evolution of endovascular treatment in which results have been improving over time from original generation to current generations across different products, including the Company’s products as well as competitors’ products.

Fifth, the Patel and Milburn studies were single-center studies to assess, among other things, the cost effectiveness of the Company’s PC400 coils. The Company is not aware of any studies showing different results regarding these products.

Finally, the Revised Draft Registration Statement refers to the interim results of Penumbra’s PRISM study. This study is sponsored and funded by the Company and reflects the earliest clinical work around its recently-launched Indigo System for peripheral thrombectomy. The Company is not aware of any other studies related to this new product.

14. We note your disclosure on page F-21 that you anticipated the first sale of a product in June 2015. Please tell us which product is the subject of that disclosure.

10	July 10, 2015

RESPONSE: The Company has revised its disclosure on page F-21 of the Revised Draft Registration Statement in response to the Staff’s comment.

Penumbra System Clinical Experience, page 76

15. Please clarify the meaning of the “Merci” column heading.

RESPONSE: The Company has revised its disclosure on page 76 of the Revised Draft Registration Statement in response to the Staff’s comment.

Intellectual Property, page 87

16. We note your reference on page 28 to a license to necessary technology. Please tell us the importance to your business of your licenses and the duration and termination provisions of licenses to necessary technology. Also provide us your analysis of whether any such licenses must be filed as an exhibit to your registration statement.

RESPONSE: The Company has revised its disclosure on page 87 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company further advises the Staff that the language in the Risk Factors regarding licenses is intended to alert investors to the fact that the Company may choose or be required to license intellectual property rights in the future.

Government Regulation, page 87

17. We note your disclosure on page 84 that you have introduced your products in either the United States, international markets, or both. We also note your disclosure on page 85 that you have clearance to sell “many” of your products in the “majority” of markets worldwide. In an appropriate section of your document, please clarify in which jurisdictions the products that you identify on page 71 have received the regulatory clearances necessary for them to be sold.

RESPONSE: The Company advises the Staff that disclosure of those jurisdictions in which it has clearance to sell each of its products would be extremely lengthy and of little value to investors. Accordingly, the Company has revised its disclosure on page 85 of the Revised Draft Registration Statement in response to the Staff’s comments to identify the major geographic markets in which its most significant products have received regulatory approval or clearances that are required for their sale.

2014 Equity Incentive Plan, page 102

18. Please describe the material substance of the amendment mentioned in the last sentence of the first paragraph of this section.

RESPONSE: The Company has revised its disclosure on page 102 of the Revised Draft Registration Statement in response to the Staff’s comment.

11	July 10, 2015

Certain Relationships and Related Party Transactions, page 109

19. The criteria that you mention in the first two paragraph of this section do not appear to address all disclosure required by Regulation S-K Item 404. For example, see Instruction 1.a.iii to Item 404. Please revise to provide all required disclosure, including the identity of all related persons that are a party to the Investor Rights Agreement.

RESPONSE: The Company has revised its disclosure on page 109 of the Revised Draft Registration Statement in response to the Staff’s comment.

20. Please tell us whether the loans mentioned in Note 6 on page F-20 will be repaid before you file this registration statement. See Exchange Act Section 13(k).

RESPONSE: The Company advises the Staff that the two notes for $31,500 outstanding as of March 31, 2015 remain unpaid. Neither of the outstanding notes is due from an officer or director of the Company. One of the notes, for $10,250, was delivered by the widow of a consultant option holder on exercise of his option following his death and the other, for $21,250, was delivered by a former officer who gave up his office and associated responsibilities several years ago but remains employed by the Company as its Enterprise System Manager.

Description of Capital Stock, page 113

21. Please tell us the authority on which you rely to qualify your disclosure by reference to “applicable law.”

RESPONSE: The Company has revised its disclosure on page 113 of the Revised Draft Registration Statement in response to the Staff’s comment.

Other Limitations, page 115

22. Please provide us your analysis of how investors could satisfy the deadline in clause (2) of the last bullet point in this section while also satisfying the “not less than 90” days requirement.

RESPONSE: The Company has revised its disclosure on page 116 of the Revised Draft Registration Statement in response to the Staff’s comment.

Underwriting, page 122

23. From your disclosure in the last paragraph on page 122, it appears that Parella Weinberg Partners is an underwriter as defined by Section 2(a)(11) of the Securities Act. Please revise or advise. Also, please tell us when your arrangement with Parella was made and the context of the arrangement; provide us a copy of any related agreement.

RESPONSE: The Company submits that Perella Weinberg Partners LP (“PWP”) should not be considered an “underwriter” under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). In its role as financial advisor to the Company, PWP will neither (a) purchase any securities from the Company in this offering with a view to distribute such securities as an underwriter nor (b) offer or sell any securities for the Company in this offering in connection with the distribution of such securities as a placement agent. Furthermore, PWP will not “participate,” as such term is used in Section 2(a)(11) of the

12	July 10, 2015

Securities Act, in the distribution of the Company’s securities in this offering by virtue of its advisory services to the Company by contacting potential investors in the offering or otherwise. PWP’s engagement letter is only with the Company and not with any of the underwriters. The Company will enter into an underwriting agreement in customary form with the underwriters once the offering is priced, to which PWP will not be a party. In light of the foregoing, the Company does not believe that PWP’s role in advising the Company will involve the performance of any substantial functions in the management of the distribution, and therefore PWP would not be considered an “underwriter” under Section 2(a)(11) of the Securities Act.

The Company entered into an engagement letter with PWP on June 5, 2015 and is supplementally providing the Staff with a copy of that engagement letter. However, PWP commenced work on behalf of the Company a number of weeks prior to this date. The Company’s principal goal in retaining PWP was to have an independent advisor who could help the management and the board of directors understand how best to shape the process and framework for meetings and document drafting so as to be most efficient and to help the Company understand best practices in the initial public offering context and most importantly, help the Company clearly and concisely articulate a description of its business, strengths and risks, markets and strategic perspective.

United Kingdom, page 126

24. Please provide more specific information regarding your past relationships with the underwriters mentioned in the third paragraph of this section. Also, please include this disclosure under a caption that indicates the nature of the information in the disclosure; it is unclear why this disclosure is related to the “United Kingdom” caption.

RESPONSE: The Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement in response to the Staff’s comment.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 4. Balance Sheet Components, page F-17

25. We note your disclosure on pages 10, 15 and throughout the filing that you have consigned inventory maintained at hospitals. Please revise this note to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

RESPONSE: In response to the Staff’s request to separately present the Company’s consigned inventory in its disclosures, the Company advises the Staff that title to its goods has not passed to its customers in its consignment arrangements. Question 2 of SAB Topic 13 (A)(2) addresses revenue recognition with respect to consigned products. The only mention of separate presentation of consigned inventory arises where title to inventory has passed to the customer but it is not appropriate to recognize revenue. Thus, the last sentence of the last paragraph of Question 2 provides: “If title to the goods has passed but the substance of the arrangement is not a sale, the consigned inventory should be reported separately from other inventory in the consignor’s financial statements as “inventory consigned to others” or another appropriate caption.” The Company concludes from this statement that separate disclosure is required only in the unique circumstances cited. In the absence of title having passed, the Company believes consigned inventory should not be reported separately from the Company’s other inventory.

13	July 10, 2015

Exhibits

26. Please file Exhibits B and C mentioned in section 1.12 of Exhibit 10.1. Also file the agreement mentioned in the sixth paragraph of Exhibit 10.10 and the related agreements mentioned in the other employment agreements you filed.

RESPONSE: The Company advises the Staff that Exhibits B and C do not exist and were never part of the lease agreement. The lease agreement was a “form” contract that was not revised to reflect that these exhibits were not a part of it.

With respect to Exhibit 10.10 and the other employment letters filed by the Company, the Company notes that it has filed as Exhibit 10.17 its standard form Employee Nondisclosure and Assignment Agreement referred to in each employment letter. The Company’s standard form equity award agreements referred to in the employment letters were previously filed as part of Exhibits 10.5, 10.6 and 10.7.

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14	July 10, 2015

The Company acknowledges the following and will also include acknowledgement of the following in any request for acceleration of the effective date of the registration statement relating to this offering:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Very truly yours,
/s/ Alan F. Denenberg Alan F. Denenberg

Enclosures

cc:	Adam Elsesser (Penumbra, Inc.)
Sri Kosaraju (Penumbra, Inc.)
Bob Evans (Penumbra, Inc.)
Rezwan D. Pavri (Goodwin Procter LLP)